1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
WILLIAM J. TUTTLE william.tuttle@dechert.com +1 202 261 3352 Direct +1 202 261 3009 Fax

May 9, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: John Ganley

Re:	PennantPark Floating Rate Capital Ltd.
Registration Statement on Form N-2
File Numbers 333-180084 and 814-00891

Ladies and Gentlemen:

PennantPark Floating Rate Capital Ltd., a Maryland corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form N-2 (Registration No. 333-180084) (the “Registration Statement”). On behalf of the Company, we hereby respond to the comments raised by the staff (the “Staff”) of the Commission pursuant to a letter dated April 13, 2012 from John Ganley of the Staff to Thomas Friedmann and pursuant to a subsequent telephone call between Mr. Ganley and William Tuttle on April 26, 2012. For your convenience, a transcription of the Staff’s comments is included in this letter, and each comment is followed by the applicable response. We will also provide to you under separate cover courtesy copies of Amendment No. 1, as filed and marked to show the changes from the initial filing of the Registration Statement. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

PROSPECTUS:

General Business of PennantPark Floating Rate Capital Ltd. (Page 1)

1.	The third paragraph of this section provides that at least 80% of the value of Managed Assets “will be invested in Floating Rate Loans and investments with similar economic characteristics, including cash equivalents invested in money market funds.” Please identify or describe the investments that will be deemed to have similar economic characteristics to Floating Rate Loans, including whether such investments will include derivative instruments. Please explain how such investments will be valued for purposes of the Fund’s 80% policy, including whether the notional value of derivative instruments would be used. Finally, please explain to us why cash equivalents invested in money market funds would be considered to have similar economic characteristics of Floating Rate Loans.

US  Austin  Boston  Charlotte  Hartford  Los Angeles  New York  Orange County  Philadelphia  Princeton  San Francisco  Silicon Valley

Washington DC  EUROPE  Brussels  Dublin  Frankfurt  London   Luxembourg  Moscow  Munich  Paris  ASIA  Beijing  Hong Kong

John Ganley
May 9, 2012

Response:

As requested, the Company has revised its disclosure in Amendment No. 1 under the headings “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview,” “Business — PennantPark Floating Rate Capital Ltd.” and “Investment Objectives and Policies — Due Diligence” to state that 80% of the value of its Managed Assets “will be invested in Floating Rate Loans and other instruments bearing a variable rate of interest which may, from time to time, include cash equivalents invested in money market funds and variable rate derivative instruments.” The Company respectfully submits that it does not currently hold any derivatives and that the inclusion of disclosure in the Prospectus Summary regarding derivatives is potentially confusing to investors because such investments are not a material component of the Company’s investment strategy. To the extent that the Company acquires derivatives in the future, they would be valued at fair value in accordance with the Company’s valuation procedures as described in Amendment No. 1 under the heading “Determination of Net Asset Value”; the notional value of such instruments would not be used in the valuation process.

The Company believes that cash equivalents invested in money market funds have similar economic characteristics of Floating Rate Loans because the return on money market funds changes in approximate correlation with changes in interest rates; these investments do not bear interest at a fixed rate.

Risk Factors — Risks Related to Our Investments — Our Investments in foreign securities may involve significant risks in addition to the risks inherent in U.S. investments (Page 19)

2.	This section states that the investment strategy contemplates potential investments in securities of companies located outside the United States. Please disclose that such assets would not meet the requirements for qualifying assets under paragraphs (1) through (6) of Section 55(a) of the Investment Company Act of 1940.

Response:

As requested, the Company has revised the disclosure throughout Amendment No. 1 to state that investments in securities of companies located outside the United States would not be qualifying assets under Section 55(a) of the 1940 Act.

John Ganley
May 9, 2012

Certain Relationships and Transactions — Investment Management Agreement — Investment Advisory Agreement (Page 62)

3.	The first paragraph of this section provides that the base management fee is based on “the average value of our average adjusted gross assets at the end of the two most recently completed calendar quarters, and appropriately adjusted for any share issuances or repurchases during the current calendar quarter.” Please provide us an example of how the average adjusted gross assets is calculated. Please disclose how derivatives will be valued for purposes of determining gross assets. Confirm that the Fund will not use notional value for purposes of calculating gross assets. Please also explain to us how gross assets differ from Managed Assets.

Response:

As requested, the Company has prepared the following hypothetical example of the calculation of average adjusted gross assets:

Gross assets as of March 31, 2012 = $160 million

U.S. Treasury bills and temporary draws on credit facilities as of March 31, 2012 = $10 million

Adjusted gross assets as of March 31, 2012 = $150 million

Gross assets as of June 30, 2012 = $200 million

U.S. Treasury bills and temporary draws on credit facilities as of June 30, 2012 = $20

Adjusted gross assets as of June 30, 2012 = $180 million

Average value of adjusted gross assets as of June 30, 2012 at the end of the two most recently completed calendar quarters, and appropriately adjusted for any share issuances or repurchases during the current calendar quarter = ($150 million + $180 million) / 2 = $165 million

As noted above, the Company respectfully submits that it does not currently hold any derivatives. To the extent that it acquires derivatives in the future, they would be valued in accordance with the Company’s valuation procedures as described in Amendment No. 1 under the heading “Determination of Net Asset Value.” As requested, the Company has revised the disclosure under the heading “Determination of Net Asset Value” to disclose that derivative instruments would be valued at fair value in accordance with the Company’s valuation policy. In addition, the Company confirms that it will not use notional value for purposes of calculating gross assets.

In addition, the Company respectfully submits that gross assets consists of net assets plus all liabilities and is computed in accordance with GAAP, while Managed Assets consists of net assets plus borrowings for investment purposes (i.e., draws on the Company’s Credit Facility to fund the acquisition of portfolio company investments).

John Ganley
May 9, 2012

PART C — OTHER INFORMATION:

Item 34 Undertakings

4.	Please include the undertaking provided in Item 34.1 of Form N-2. Alternatively, please explain to us why the undertaking is not required.

Response:

As requested, the Company has included in Amendment No. 1 the undertaking required by Item 34.1 of Form N-2.

GENERAL COMMENTS:

5.	Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response:

As requested, the Company has made conforming revisions where appropriate.

6.	We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response:

The Company respectfully submits that Amendment No. 1 is complete with the exception of the stockholder transaction fee information in the Fees and Expenses table and other information that may be omitted under the Securities Act because it is dependent on the public offering price of any offering of securities.

7.	If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act of 1933 (“Securities Act”), please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

John Ganley
May 9, 2012

Response:

The Company respectfully submits that it does not intend to omit information from the form of prospectus in reliance on Rule 430A under the Securities Act. Rather, the Company supplementally advises the Staff that, in accordance with its undertaking pursuant to Item 34.4 of Form N-2 and Rule 430C under the Securities Act, it expects that information related to any offering of securities under the Registration Statement will be contained in a prospectus supplement that will be filed, together with the accompanying prospectus, in accordance with Rule 497 of the Securities Act (and deemed to be part of and included in the Registration Statement on the date it is first used after effectiveness).

8.	Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response:

The Company respectfully submits that it has not submitted and does not expect to submit an exemptive application or no-action request in connection with the Registration Statement.

9.	Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Response:

The Company acknowledges the Staff’s comment.

10.	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response:

The Company acknowledges the Staff’s comment and advises that Staff that all persons who are responsible for the accuracy and adequacy of the disclosure in the Company’s filings with the Commission have confirmed that the Registration Statement provides all information investors require for an informed decision.

John Ganley
May 9, 2012

ADDITIONAL LEGAL COMMENTS:

11.	In accordance with Rule 35d-1 under the 1940 Act, please revise the disclosure to state that 80% of the Company’s Managed Assets will be invested in Floating Rate Loans, rather than Floating Rate Loans and other instruments bearing a variable rate of interest which may, from time to time, include cash equivalents invested in money market funds and variable rate derivative instruments.

Response:

Rule 35d-1 under the 1940 Act provides that a materially deceptive and misleading name of a fund includes a name suggesting that such fund focuses its investments in a particular type of investment or investments unless the fund has adopted a policy to invest, under normal circumstances, at least 80% of the value of its assets in the particular types of investments suggested by the fund’s name. The Company believes that its policy of investing 80% of its Managed Assets in Floating Rate Loans and other instruments bearing a variable rate of interest which may, from time to time, include cash equivalents invested in money market funds and variable rate derivative instruments is consistent with the use of “Floating Rate” in its name. In fact, the Company believes that treating investments in floating rate instruments such as money market funds as being fixed rate instruments for purposes of determining compliance with the 80% floating rate requirement would potentially be both confusing to investors and misleading because the rate of return on such instruments is variable and not fixed. Therefore, the Company respectfully submits that its name does not suggest that its assets will be invested in floating rate loans, as opposed in stark contrast to an entity with “Floating Rate Loans” in its name. Rather, the name suggests only that the Company will focus on investments that bear interest at a floating rate or otherwise provide a variable rate of return.

12.	Please revise the presentation of the high and low sales prices to NAV under the heading “Price Range of Common Stock” to instead present the discount of such prices to NAV as a percentage of NAV (expressed as a percentage of NAV).

Response:

As requested, the Company has revised the presentation of the high and low sales prices to NAV under the heading “Price Range of Common Stock” in Amendment No. 1 to instead present the discount of such prices to NAV (expressed as a percentage of NAV).

13.	Please revise the disclosure under the heading “Certain Relationships and Transactions—Investment Management Agreement—Investment Advisory Fees” to describe in greater detail how an adjustment for any share issuances or repurchases during a calendar quarter would be made in connection with the computation of average adjusted gross assets.

John Ganley
May 9, 2012

Response:

As requested, the Company has revised the disclosure under the heading “Certain Relationships and Transactions—Investment Management Agreement—Investment Advisory Fees” to describe in greater detail how an adjustment for any share issuances or repurchases during a calendar quarter would be made in connection with the computation of average adjusted gross assets.

* * * * * * * * * *

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3352 (or by facsimile at 202.261.3333) or Thomas J. Friedmann at 202.261.3313 (or by facsimile at 202.261.3333). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ William J. Tuttle

William J. Tuttle

Cc:	Arthur H. Penn, PennantPark Investment Advisers, LLC
Thomas J. Friedmann, Dechert LLP